

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 31, 2008

Mr. Junhong Xiong
AgFeed Industries, Inc.
1095 Qing Lan Avenue
Economic and Technical Development Zone
Nan Ching City, Jiangxi Province
China 330013

> **Re: AgFeed Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2008**
> **File No. 333-149689**
>
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 14, 2008**
> **File No.   1-33674**

Dear Mr. Xiong:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Disclosure Controls and Procedures, page 41

1.   Please amend your filing to include the conclusion required by Item 307 of
        Regulation S-K regarding your disclosure controls and procedures.

Remediation of Material Weakness, page 43

2.   Please expand your discussion that you have authorized the addition of staff
        members to the finance and information technology departments "to the extent
        reasonably possible in our current financial situation." Discuss the limitations
        placed by your current financial situation on your ability to do all that is necessary
        to remediate your material weaknesses. To the extent material, please disclose the
        amounts you have spent to date and the amount you expect to spend in the future
        to remediate the material weaknesses.

3.   Please reconcile your statement at the bottom of this page that there have not been
        any changes in your ICFR during the fourth quarter that have materially affected
        your ICFR with the disclosure in this section regarding remediation of material
        weaknesses.

Form S-3 Filed March 13, 2008

Selling Stockholders, page 20

4.   You state on page 23 that, "Each selling stockholder that is affiliated with a
        registered broker-dealer has confirmed to us that, at the time it acquired the
        securities subject to the registration statement of which this prospectus is a part, it
        did not have any agreement or understanding, directly or indirectly, with any
        person to distribute any of such securities." Please disclose which selling
        stockholders are affiliates of a broker-dealer. Further, identify each one as an
        underwriter, unless you can state that each one purchased the securities in the
        ordinary course of business.

5.   Please disclose the natural persons who exercise voting and/or investment power
        with respect to the securities to be offered for resale by each of the selling
        stockholders. See Interpretation I.60 of the July 1997 manual of publicly
        available Corporation Finance telephone interpretations, as well as interpretation
        4S of the Regulation S-K portion of the March 1999 supplement to the
        Corporation Finance telephone interpretation manual.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to

expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Madison

Via facsimile
Brian North
(215) 665-8760